UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 3, 2009

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding the Purchase by MUFG of Morgan Stanley Common Stock

Tokyo, June 3, 2009 — Mitsubishi UFJ Financial Group, Inc. (MUFG) has decided to purchase shares of common stock of Morgan Stanley in the public offering announced by Morgan Stanley on June 2, 2009 (Tokyo time) as described below.

MUFG and Morgan Stanley are currently engaged in discussions on a global strategic alliance in a broad range of fields, including corporate finance and investment banking, retail financial business, and asset management. The purpose of this investment by MUFG is to maintain and strengthen the strategic alliance between MUFG and Morgan Stanley.

1.	Acquisition of common stock*

•	Number of shares to be acquired: 16,034,985 shares

•	Total amount of share acquisition: Approx. US$440 million (US$27.44 per share)

•	Closing date (planned): June 15, 2009 (New York time)

As a result of these transactions, MUFG will continue to hold more than 20% of the common stock of Morgan Stanley (including the common stock of Morgan Stanley already owned by MUFG and assuming full conversion of the Morgan Stanley convertible preferred stock owned by MUFG).

*	If the green shoe option is exercised, the number of shares to be acquired and total amount of share acquisition may increase.

2.	Outline of Morgan Stanley

(1)	Company name:	Morgan Stanley

(2)	Representative:	Chairman & CEO, John J. Mack

(3)	Address:	1585 Broadway, New York, NY 10036, U.S.A.

(4)	Established:	1935

(5)	Primary business:	Securities business

(6)	Shareholders’ equity:	US$48,522 million (as of March 31, 2009)

(7)	Total outstanding common stock:	1,081,607,778 shares (as of March 31, 2009)

(8)	Fiscal year end:	December (from 2009)

(9)	Stock listing:	New York Stock Exchange

*            *            *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651